EXHIBIT 12.2

IMC Global Inc.

Computation of Ratio of Earnings to Fixed Charges

	Six Months ended June 30,		Years ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Fixed charges:

Interest charges	$94.4	$91.9	$185.7	$174.2	$152.3	$112.6	$111.4
Net amortization of debt discount and premium and issuance expense	4.6	3.8	8.2	8.5	8.4	5.4	5.7
Interest portion of rental expense	3.6	4.3	8.0	8.0	6.7	5.0	6.4

Total fixed charges	$102.6	$100.0	$201.9	$190.7	$167.4	$123.0	$123.5

Earnings:

Earnings (loss) from continuing operations before minority interest	$77.2	$(55.3)	$(107.8)	$(0.2)	$(93.1)	$118.7	$(390.0)
Interest charges	94.4	91.9	185.7	174.2	152.3	112.6	111.4
Net amortization of debt discount and premium and issuance expense	4.6	3.8	8.2	8.5	8.4	5.4	5.7
Interest portion of rental expense	3.6	4.3	8.0	8.0	6.7	5.0	6.4

Total earnings (loss)	$179.8	$44.7	$94.1	$190.5	$74.3	$241.7	$(266.5)

Ratio of earnings to fixed charges[a]	1.8	0.5	0.5	1.0	0.4	2.0	(2.2)

[a]	The Company’s earnings were insufficient to cover fixed charges by $55.3 million for the six months ended June 30, 2003 and $107.8 million, $93.1 million and $390.0 million for the years ended December 31, 2003, 2001 and 1999, respectively.